AEN Group, Ltd.

2614 35 Street, SW

Calgary, AB T3E 2Y2

Canada

March 31, 2025

Division of Corporate Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F. Street NE

Washington, DC 20549

Re:	AEN Group Ltd.
Registration Statement on Form S-1 Filed March 17, 2025 [File No. 333-284102]

Ladies and Gentlemen:

Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended, AEN Group, Ltd. ("Registrant") hereby requests the acceleration of the effective date of its Registration Statement on Form S-1 (Commission File No. 333-284102), as amended, (the "Registration Statement") so that it may become effective as soon as practicable, on Monday, April 7, 2025, or as soon thereafter as practicable.

The Registrant hereby authorizes Richard W. Jones of Jones & Haley, P.C. to orally modify or withdraw this request for acceleration.

The Company hereby confirms that it is aware of its obligations under the Act.  In addition, the Company acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert comments by the Staff or the Commission and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform us by telephone call to Richard W. Jones of Jones & Haley, P.C. at (770 804-0500).  We also respectfully request that written confirmation be sent by facsimile to (770) 804-8004 or by email to: jones@corplaw.net or mailed to the address listed in the Registration Statement.

Sincerely,

AEN GROUP, LTD.

By:	/s/ Dandan Chen
Name: Dandan Chen
Title: President, Treasurer and Director